SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Mercury Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

589378108
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2021
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89469A104	SCHEDULE 13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,731,962 Shares (including options to purchase 173,300 Shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,731,962 Shares (including options to purchase 173,300 Shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,731,962 Shares (including options to purchase 173,300 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 89469A104	SCHEDULE 13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON JIM ALBAUGH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89469A104	SCHEDULE 13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON BILL BALLHAUS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,065 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,065 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,065 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89469A104	SCHEDULE 13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON CAROL LOWE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,205 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,205 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,205 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89469A104	SCHEDULE 13D	Page 6 of 17 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares (“Shares”) of common stock, par value $0.01 per share, of Mercury Systems, Inc., a Massachusetts corporation (the “Issuer”). The principal executive office of the Issuer is located at 50 Minuteman Road, Andover, Massachusetts 01810.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) JANA Partners LLC, a Delaware limited liability company (“JANA”), (ii) Jim Albaugh (“Mr. Albaugh”), (iii) Bill Ballhaus (“Mr. Ballhaus”) and (iv) Carol Lowe (“Ms. Lowe” and together with Mr. Albaugh and Mr. Ballhaus, the “Nominees”, the Nominees together with JANA, the “Reporting Persons”). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of JANA is Barry Rosenstein (the “Principal”).

(b) The principal business address of JANA and the Principal is 1330 Avenue of the Americas, 31st Floor, New York, New York 10019. The principal business address of each of the Nominees is c/o JANA Partners LLC, 1330 Avenue of the Americas, 31st Floor, New York, New York 10019.

(c) The principal business of JANA and the Principal is investing for accounts under their management. The principal business of Mr. Albaugh is serving as Senior Advisor to Industrial Development Funding, LLC after previously serving as a senior executive at The Boeing Company. The principal business of Mr. Ballhaus is serving as Founder and Chairman of MilestoneRoad Holdings, LLC after previously serving as the Chairman, Chief Executive Officer and President of Blackboard Inc. and Chief Executive Officer of SRA International. The principal business of Ms. Lowe is serving as Founder and Chief Executive Officer of Act III Advisory, LLC after previously serving as the Chief Financial Officer of FLIR Systems Inc.

(d) None of the Reporting Persons nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JANA is a limited liability company organized in Delaware. Each of the Principal and the Nominees is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 3,731,962 Shares (including options to purchase 173,300 Shares) reported herein by JANA were acquired at an aggregate purchase price of approximately $181.1 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

CUSIP No. 89469A104	SCHEDULE 13D	Page 7 of 17 Pages

Mr. Albaugh used a total of approximately $736,000 in the aggregate to acquire the 15,000 Shares reported herein as beneficially owned by him.

Mr. Ballhaus used a total of approximately $251,000 in the aggregate to acquire the 5,065 Shares reported herein as beneficially owned by him.

Ms. Lowe used a total of approximately $60,000 in the aggregate to acquire the 1,205 Shares reported herein as beneficially owned by her.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity. JANA, with the assistance of the other Reporting Persons, intends to have discussions with the Issuer’s board of directors (the “Board”) and management regarding maximizing value for shareholders including evaluating strategic alternatives including a sale of the Issuer, operations, capital allocation, corporate governance, board composition, and compensation practices.  The Reporting Persons expect to have discussions with stockholders and other interested parties relating to all such matters.

The Reporting Persons may also take other steps to increase stockholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer’s Shares, or grouping with any other party or parties to do so, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, or acquiring a material amount of the Issuer’s assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, or grouping with any other party or parties to do so, although the Reporting Persons may seek to influence such actions through customary means including presenting their views for consideration to the Issuer, stockholders and other interested parties, privately or publicly, and, if necessary, through the exercise of their stockholder rights including the right to propose new directors for the Board.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment position in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and/or engaging in short selling of or hedging or similar transactions with respect to the Shares.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 56,645,864 Shares outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2021 filed with the Securities and Exchange Commission on November 9, 2021.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 3,731,962 Shares (including options to purchase 173,300 Shares), representing approximately 6.6% of the Shares outstanding.

CUSIP No. 89469A104	SCHEDULE 13D	Page 8 of 17 Pages

As of the close of business on the date hereof, Mr. Albaugh may be deemed to beneficially own 15,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Ballhaus may be deemed to beneficially own 5,065 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Lowe may be deemed to beneficially own 1,205 Shares, representing less than 0.1% of the Shares outstanding.

By virtue of the Nomination Agreements (as defined in Item 6 below), JANA, Mr. Albaugh, Mr. Ballhaus and Ms. Lowe may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 3,753,232 Shares (including options to purchase 173,300 Shares), representing approximately 6.6% of the outstanding Shares. Mr. Albaugh expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and the other Nominees. Mr. Ballhaus expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and the other Nominees. Ms. Lowe expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and the other Nominees. JANA expressly disclaims beneficial ownership of the Shares beneficially owned by each of the Nominees.

(b) JANA has sole voting and dispositive power over the 3,731,962 Shares (including options to purchase 173,300 Shares), which power is exercised by the Principal. Mr. Albaugh has sole voting and dispositive power over the 15,000 Shares beneficially owned by him. Mr. Ballhaus has sole voting and dispositive power over the 5,065 Shares beneficially owned by him. Ms. Lowe has sole voting and dispositive power over the 1,205 Shares beneficially owned by her.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Each of the Nominees has entered into a nomination agreement (collectively, the “Nominee Agreement”) with an affiliate of JANA substantially in the form attached as Exhibit B to this Schedule 13D whereby the Nominees agreed to become members of a slate of nominees and stand for election as directors of the Issuer in connection with a proxy solicitation which may be conducted in respect of the Issuer’s upcoming annual meeting of stockholders (the “Annual Meeting”). Pursuant to the Nominee Agreement, a JANA affiliate has agreed to pay the costs of soliciting proxies in connection with the Annual Meeting, and to defend and indemnify the Nominees against, and with respect to, any losses that may be incurred by the Nominees in the event they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. Each of the Nominees received compensation under the Nominee Agreement in the amount of $60,000, and will receive an additional $128,700 in the event of his or her appointment or election. Each of the Nominees agreed to hold Shares with a market-value equal to $188,700 (adjusted for taxes) as of the date of his or her election or appointment (subject to certain exceptions), until the later of when he or she is no longer a director of the

CUSIP No. 89469A104	SCHEDULE 13D	Page 9 of 17 Pages

Issuer and three years (subject to certain exceptions). The foregoing summary of the Nominee Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Nominee Agreement, a copy of which is attached as Exhibit B and is incorporated by reference herein.

JANA beneficially owns 1,733 call options for 173,300 Shares with a strike price of $36 and which expire on February 18, 2022.

Except as otherwise set forth herein, and the joint filing agreement attached hereto as Exhibit C, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares of the Issuer During the Last 60 Days
Exhibit B:	Form of Nominee Agreement
Exhibit C:	Joint Filing Agreement, dated December 23, 2021

CUSIP No. 89469A104	SCHEDULE 13D	Page 10 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2021

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

/s/ Jim Albaugh
JIM ALBAUGH

/s/ Bill Ballhaus
BILL BALLHAUS

/s/ Carol Lowe
CAROL LOWE

CUSIP No. 89469A104	SCHEDULE 13D	Page 11 of 17 Pages

EXHIBIT A

Transactions in the Shares of the Issuer by JANA and by each of the Nominees During the Last Sixty (60) Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

JANA

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
10/25/2021	12,800	53.23
11/3/2021	13,245	49.95
11/9/2021	800	51.24
11/10/2021	65,118	52.37	52.35-52.51
11/11/2021	1,000	50.52
11/15/2021	139,272	52.01	51.95-52.22
11/16/2021	87,428	52.26	52.24-52.31
11/17/2021	138,702	51.65	51.58-51.75
11/18/2021	193,265	50.18	49.97-50.24
11/19/2021	253,503	49.65	49.60-49.66
11/22/2021	64,607	50.01	49.33-50.45
11/23/2021	91,188	49.50	49.33-49.53
11/24/2021	62,000	49.84
11/26/2021	153,000	48.41	48.37-48.42
11/29/2021	190,026	48.78	48.67-48.80
11/30/2021	206,885	49.05	48.89-49.20
12/1/2021	71,849	49.35
12/6/2021	91,153	48.08	47.81-48.40
12/9/2021	50,000	46.96
12/13/2021	171,561	47.76	47.48-48.07
12/14/2021	94,406	49.23	48.97-49.41
12/15/2021	120,532	49.84	49.16-50.59
12/16/2021	217,300	50.49	50.46-50.88
12/17/2021	44,527	50.74	50.73-50.76
12/20/2021	44,312	49.71	49.62-49.74
12/21/2021	46,900	51.24
12/22/2021	21,800	51.36	50.82-51.36

CUSIP No. 89469A104	SCHEDULE 13D	Page 12 of 17 Pages

Mr. Albaugh

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

12/13/2021	5,000	47.61
12/15/2021	2,496	49.00
12/16/2021	2,504	50.63
12/17/2021	2,000	50.81
12/20/2021	3,000	48.98

Mr. Ballhaus

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

11/3/2021	1,000	49.75
11/22/2021	1,000	49.53
11/26/2021	1,000	48.62
12/3/2021	1,064.96	46.95

Ms. Lowe

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

12/17/2021	1,205	49.77

CUSIP No. 89469A104	SCHEDULE 13D	Page 13 of 17 Pages

Exhibit B

Form of Nominee Agreement

This Nomination Agreement (the “Agreement”) is by and between JANA Special Situations Management, LP (“JANA,” “we” or “us”) and [NAME] (“you”).

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the “Slate”) of a JANA affiliate (the “Nominating Party”) which nominees shall stand for election as directors of Mercury Systems, Inc. (“MRCY”) in connection with a proxy solicitation (the “Proxy Solicitation”) which may be conducted in respect of the 2022 annual meeting of stockholders of MRCY (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Annual Meeting”) or appointment or election by other means. You further agree to serve as a director of MRCY if so elected or appointed. JANA agrees on behalf of the Nominating Party to pay the costs of the Proxy Solicitation. JANA also agrees on behalf of the Nominating Party to pay you, (i) $60,000 within three (3) business days of the date hereof and (ii) in the event that you are elected or appointed as a director of MRCY, $128,700 within three (3) business days of such election or appointment, provided that to the extent that you do not own on the date of such election or appointment shares of common stock of MRCY (“Shares”) with a market value (based on the closing price of the Shares on the date of such election or appointment) equal to at least the estimated after-tax proceeds of $188,700 (assuming a combined federal, state and city tax rate of 45%, rounded to the nearest whole dollar), you agree to purchase an amount of Shares with a market value (based on the closing price of the Shares on the date of such election or appointment) equivalent to or greater than such after-tax amount within twenty (20) business days of receipt of such payment (or such longer period as may be required to comply with any legal or regulatory requirements or policies of the Board). You agree to hold any Shares purchased by you in accordance with this paragraph (and any other Shares purchased by you which were taken into account in satisfying the share ownership obligation set forth in the prior sentence) until at least the later of (A) the first date as of which you are no longer a director of MRCY and (B) three (3) years from the date of such appointment or election (or if earlier, the date of the consummation of any merger or sale of MRCY which has been approved if applicable by the Board and the holders of the requisite number of Shares).

JANA agrees on behalf of the Nominating Party that JANA will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof, (i) relating to your role as a nominee for director of MRCY on the Slate, or (ii) otherwise arising from or in connection with or relating to the Proxy Solicitation. Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and subsequent to the date hereof. Anything to the contrary herein notwithstanding, JANA is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate or for any actions taken by you as a director of MRCY, if you are elected. Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation, unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information, in the JANA Questionnaire (as defined below) or otherwise in connection with the

CUSIP No. 89469A104	SCHEDULE 13D	Page 14 of 17 Pages

Proxy Solicitation. You shall promptly notify JANA in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims; provided, however, that any failure by you to notify JANA of any claim shall not relieve JANA of any liability which JANA may have to you except only to the extent that any such delay in giving or failure to give notice as required materially prejudices the defense of such claim. In addition, upon your delivery of notice with respect to any such claim, JANA shall promptly assume control of the defense of such claim with counsel chosen by JANA and shall advise you of the progress thereof and all significant actions proposed. JANA shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, JANA may not enter into any settlement of any such claim without your consent unless such settlement includes (i) no admission of liability or guilt by you, and (ii) an unconditional release of you from any and all liability or obligation in respect of such claim. If you are required to enforce the obligations of JANA in this Agreement in a court of competent jurisdiction, or to recover damages for breach of this Agreement, JANA will pay on your behalf, in advance, any and all expenses (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) actually and reasonably incurred by you in such action, regardless of whether you are ultimately determined to be entitled to such indemnification or advancement of expenses.

You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected, as a director of MRCY if such nominee later changes his mind and determines not to serve on the Slate or, if elected, as a director of MRCY. Accordingly, JANA is relying upon your agreement to serve on the Slate and, if elected, as a director of MRCY. In that regard, you may be supplied with a questionnaire (the “JANA Questionnaire”) in which you will provide JANA with information necessary for the Nominating Party to make appropriate disclosure to MRCY and to use in creating the proxy solicitation materials to be sent to stockholders of MRCY and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation. In the event that the Nominating Party files with the Securities and Exchange Commission any proxy solicitation materials, the Nominating Party agrees to provide you with an opportunity to comment on those sections of the proxy solicitation materials that relate to any personal information concerning you contained in such materials.

You agree that (i) upon request you will promptly complete, sign and return the JANA Questionnaire, (ii) your responses in the JANA Questionnaire will be, to the best of your knowledge, true, complete and correct in all respects, and (iii) you will provide any additional information as may be reasonably requested by JANA. In addition, you agree that upon our request you will execute and return a separate instrument confirming that you consent to being nominated for election as a director of MRCY and, if elected, consent to serving as a director of MRCY. Upon being notified that you have been chosen, we and the Nominating Party may forward your consent and completed JANA Questionnaire (or summary thereof), to MRCY, and we and the Nominating Party may at any time, in our and their discretion, disclose the information contained therein, as well as the existence and contents of this Agreement. Furthermore, you understand that we may elect, at our expense, to conduct a background and reference check on you and you agree to complete and execute any necessary authorization forms or other documents required in connection therewith.

You further agree that (i) you will treat confidentially all information relating to the Proxy Solicitation which is non-public, confidential or proprietary in nature; (ii) you will not issue, publish or otherwise make any public statement or any other form of communication relating to MRCY or the Proxy Solicitation without the prior approval of JANA; and (iii) you will not agree to serve, or agree to be nominated to stand for election by MRCY or any other stockholder of MRCY (other than JANA), as a director of MRCY without the prior approval of JANA.

CUSIP No. 89469A104	SCHEDULE 13D	Page 15 of 17 Pages

In addition to the purchases of Shares required by the second paragraph above, you or your affiliates may invest in securities of MRCY. With respect to any such purchases during the term of this Agreement, (i) you agree to consult with JANA and provide necessary information so that we may comply with any applicable disclosure or other obligations which may result from such investment and (ii) JANA or its affiliates shall prepare and complete any required disclosures including all regulatory filings related thereto. With respect to any such purchases made pursuant to this paragraph you agree on behalf of yourself and your affiliates not to dispose of any such securities prior to the termination of this Agreement.

Each of us recognizes that should you be elected or appointed to the Board of Directors of MRCY all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to MRCY and to the stockholders of MRCY and, as a result, that there is, and can be, no agreement between you and JANA that governs the decisions which you will make as a director of MRCY.

This Agreement shall automatically terminate on the earliest to occur of (i) the conclusion of the Annual Meeting, (ii) your election or appointment to the Board of Directors of MRCY or (iii) the termination of the Proxy Solicitation, provided, however, that the first, second, third, your confidentiality obligations in the sixth, eighth, and tenth paragraphs of this Agreement shall survive such termination.

This Agreement sets forth the entire agreement between JANA and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by JANA and you. Any prior agreements with respect to this subject matter are hereby terminated. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law.

[Signature Page Follows]

CUSIP No. 89469A104	SCHEDULE 13D	Page 16 of 17 Pages

Agreed to as of the date both parties have signed:

JANA SPECIAL SITUATIONS MANAGEMENT, LP

By:
Name:
Title:
Date:

[NAME]

Date:

CUSIP No. 89469A104	SCHEDULE 13D	Page 17 of 17 Pages

EXHIBIT C

Joint Filing Agreement, dated December 23, 2021

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows that such information is inaccurate.

Dated: December 23, 2021

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

/s/ Jim Albaugh
JIM ALBAUGH

/s/ Bill Ballhaus
BILL BALLHAUS

/s/ Carol Lowe
CAROL LOWE